METROPOLITAN SERIES FUND

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(WMC Core Equity Opportunities Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated February 3, 2014, by and between MetLife Advisers, LLC, (the “Adviser”), and Wellington Management Company, LLP (the “Subadviser”) with respect to the WMC Core Equity Opportunities Portfolio, is entered into effective the 1st of December 2015.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
WMC Core Equity Opportunities Portfolio	0.280% of the first $500 million of such assets plus 0.255% of such assets over $500 million 0.230% of such assets over $1 billion 0.220% of such assets over $3 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of December 2015.

METLIFE ADVISERS, LLC		WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/ Alan C. Leland, Jr.	By:	/s/ Margaret W. Adams
	Alan C. Leland, Jr. Chief Financial Officer & Treasurer	Name: Title:	Margaret W. Adams Senior Managing Director